CUSIP No. 68338A-10-7	13G	Page 1 of 10 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Initial Filing)*

ON2 TECHNOLOGIES, INC.

(Name of Issuer)

COMMON SHARES, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

68338A-10-7

(CUSIP Number)

February 14, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68338A-10-7	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
Capman Capital Management Oy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	|_|
(b)	|_|

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Finland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,284,042

6	SHARED VOTING POWER
0

7	SOLE DISPOSITIVE POWER
10,284,042

8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,284,042

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	|_|

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.44% of the Common Shares of the Issuer on a fully diluted basis
      (based on 159,748,414 common shares outstanding as of November 9, 2007, as set for in the Issuer’s 10-Q for the quarterly period ended September 30, 2007)

12	TYPE OF REPORTING PERSON
PN

CUSIP No. 68338A-10-7	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
Finnventure Rahasto V Ky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	|_|
(b)	|_|

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Finland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,142,021

6	SHARED VOTING POWER
0

7	SOLE DISPOSITIVE POWER
5,142,021

8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,142,021

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	|_|

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      3.22% of the Common Shares of the Issuer on a fully diluted basis
      (based on 159,748,414 common shares outstanding as of November 9, 2007, as set for in the Issuer’s 10-Q for the quarterly period ended September 30, 2007)

12	TYPE OF REPORTING PERSON
PN

CUSIP No. 68338A-10-7	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
Finnventure Rahasto V ET Ky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	|_|
(b)	|_|

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Finland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,142,021

6	SHARED VOTING POWER
0

7	SOLE DISPOSITIVE POWER
5,142,021

8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,142,021

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	|_|

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      3.22% of the Common Shares of the Issuer on a fully diluted basis
      (based on 159,748,414 common shares outstanding as of November 9, 2007, as set for in the Issuer’s 10-Q for the quarterly period ended September 30, 2007)

12	TYPE OF REPORTING PERSON
PN

CUSIP No. 68338A-10-7	13G	Page 5 of 10 Pages

Item 1(a)	Name of Issuer:

On2 Technologies, Inc

Item 1(b)	Address of Issuer’s Principal Executive Offices:

21 Corporate Drive Suite 103 Clifton Park, NY 12065

Item 2(a)	Name of Person Filing:

Capman Capital Management Oy Finnventure Rahasto V Ky Finnventure Rahasto V ET Ky

Item 2(b)	Address of Principal Business Office

Capman Capital Management Oy
Korkeavuorenkatu 32, 00130 Helsinki, Finland

Finnventure Rahasto V Ky
Korkeavuorenkatu 32, 00130 Helsinki, Finland

Finnventure Rahasto V ET Ky
Korkeavuorenkatu 32, 00130 Helsinki, Finland

Item 2(c)	Citizenship

Capman Capital Management Oy Finland Finnventure Rahasto V Ky Finland Finnventure Rahasto V ET Ky Finland

Item 2(d)	Title of Class of Securities:

Common Shares, par value $0.01 per share

Item 2(e)	CUSIP No.:

68338A-10-7

CUSIP No. 68338A-10-7	13G	Page 6 of 10 Pages

Item 3	If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

See Rows 5 through 11 of Cover Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification of the Subsidiary Which Acquired any Portion of the Security Being Reported on By the Parent Holding Company:

5,142,021 Common Shares of the Issuer were acquired on November 1, 2007 by Finnventure Rahasto V Ky, and 5,142,021 Common Shares of the Issuer were acquired on November 1, 2007 by Finnventure Rahasto V ET Ky, each of them are limited partnerships in which CapMan Capital Management Oy acts as the general partner.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68338A-10-7	13G	Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 29 February, 2008

Capman Capital Management Oy, in its capacity as the general partner of Finnventure Rahasto V Ky and Finnventure Rahasto V ET Ky

/s/ Petri Niemi
Authorized Signatory
By: Petri Niemi
Its: Board members of CapMan Capital Management Oy

/s/ Vesa Walldén
Authorized Signatory
By: Vesa Walldén
Its: Board members of CapMan Capital Management Oy

Finnventure Rahasto V Ky

/s/ Petri Niemi
Authorized Signatory
By: Petri Niemi

/s/ Vesa Walldén
Authorized Signatory
By: Vesa Walldén

Finnventure Rahasto V ET Ky

/s/ Petri Niemi
Authorized Signatory
By: Petri Niemi

/s/ Vesa Walldén
Authorized Signatory
By: Vesa Walldén

CUSIP No. 68338A-10-7	13G	Page 8 of 10 Pages

INTRODUCTORY NOTE

This Schedule 13G is being filed by Capman Capital Management Oy, a Finnish general partnership, Finnventure Rahasto V Ky, a Finnish limited partnership, and Finnventure Rahasto V ET Ky, a Finnish limited partnership. Capman Capital Management Oy is the general partner of Finnventure Rahasto V Ky, the legal owner of 5,142,021 common shares covered by this statement, and Finnventure Rahasto V ET Ky, the legal owner of 5,142,021 common shares covered by this statement.

Capman Capital Management Oy is filing this Schedule by reason of its power to vote and dispose of the shares of the Issuer legally and beneficially owned by Finnventure Rahasto V Ky and Finnventure Rahasto V ET Ky. Finnventure Rahasto V Ky and Finnventure Rahasto V ET Ky are filing this Schedule by reason of their combined ownership of 10,284,042 shares of the Issuer, or 6.44% of the Issuer’s outstanding securities in total.

CUSIP No. 68338A-10-7	13G	Page 9 of 10 Pages

Exhibit A

Agreement of Joint Filing

        Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

        This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Date: 29 February, 2008

Capman Capital Management Oy

General partner of Finnventure Rahasto V Ky and Finnventure Rahasto V ET Ky

/s/ Petri Niemi
Authorized Signatory
By: Petri Niemi
Its: Board members of CapMan Capital Management Oy

/s/ Vesa Walldén
Authorized Signatory
By: Vesa Walldén
Its: Board members of CapMan Capital Management Oy

Finnventure Rahasto V Ky

/s/ Petri Niemi
Authorized Signatory
By: Petri Niemi

/s/ Vesa Walldén
Authorized Signatory
By: Vesa Walldén

Finnventure Rahasto V ET Ky

/s/ Petri Niemi
Authorized Signatory
By: Petri Niemi

/s/ Vesa Walldén
Authorized Signatory
By: Vesa Walldén